Professional Diversity Network, Inc.

55 E. Monroe Street, Suite 2120

Chicago, Illinois 60603

May 24, 2023

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Technology
Division of Corporation Finance

Re:	Professional Diversity Network, Inc.
Registration Statement on Form S-3 filed May 24, 2023

Ladies and Gentlemen:

We submit this letter in connection with the concurrent filing of a Registration Statement on Form S-3 covering the resale of 333,181 shares of common stock, par value $0.01 per share, of Professional Diversity Network, Inc. (the “Company”) held by the selling stockholder named therein.

We note that the Company has obtained and is relying on a waiver dated March 15, 2023, from the Division of Corporation Finance, acting for the Commission pursuant to delegated authority, under Rule 437 to dispense with the consent of its predecessor auditor who issued an audit letter for the Company’s financial statements as of and for the year ended December 31, 2021. The Company has made the requisite disclosures as noted in the Financial Reporting Manual (Section 4820.2).

If you have any questions regarding the foregoing, please call Charles Wu of Locke Lord LLP at 312-443-1868.

Very truly yours,

/s/ Adam He
Adam He
Chief Executive Officer

cc:	Charles Wu
Locke Lord LLP